Blackhawk Investments Limited

31-32 Ely Place, London EC1N 6TD
Tel: 0207-822-2222 Fax: 0207-822-2211

Fox Petroleum Inc
64 Knightsbridge
London, SW1 X7JF
Attention Richard Moore, Chief Executive Officer

19th November 2008

Dear Richard,

We are pleased to advise that Blackhawk Investments Limited has agreed to underwrite Fox Petroleum Inc's commitment to Senergy Limited in respect of all costs related to the drilling of Fox's 211/17 Bourbon Prospect in the sum not to exceed $30,000,000 (thirty million US Dollars) and that Blackhawk will be repaid as a priority distribution from income generated by the Bourbon Prospect, together with a return of US$ 6,000,000 (six million US dollars) or equivalent.

This undertaking is an irrevocable undertaking on behalf of Blackhawk Investments Limited and is issued on the understanding that Fox will secure Blackhawk's funds in the total sums advanced by granting Blackhawk a security interest over Fox's interest in the well.

We understand that the work will commence in December 2008 and will take approximately 30 days to conclude and that progress payments will need to be effected as the work proceeds.

We will work on the basis that, upon request by Fox, we will transfer the sum of $15,000,000 (fifteen million US dollars) to a Fox operating account as the initial payment no later than 30th November 2008 and thereafter in tranches of $5,000,000 (five million US dollars) each, up to the maximum limited of $30,000,000 (thirty million US dollars).

We trust that this arrangement will be suitable to accommodate Fox's cash needs to complete this very exiting project.

Yours Faithfully

Leslie Grayling
Authorised Representative